Exhibit 99.1

Ballard Power Systems Inc. News Release

Ballard Announces Strong 2003 Results

For Immediate Release – February 17, 2004

Vancouver, Canada - Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) today reported its financial results for the fourth quarter and year ending December 31, 2003. All amounts are in U.S. dollars unless otherwise noted.

Ballard’s revenue in the fourth quarter and fiscal year ending December 31, 2003 was $29.2 million and a record $119.6 million, respectively, compared to $29.3 million and $90.9 million for the same periods in 2002. Net loss for the quarter and fiscal year ending December 31, 2003 was $38.8 million ($0.33 per share) and $125.1 million ($1.07 per share), compared to a loss of $35.5 million ($0.34 per share) and $148.4 million ($1.41 per share) for the same periods in 2002. Included in the net loss for the fourth quarter and year ending December 31, 2003 was $5.3 million ($0.05 per share) and $12.7 million ($0.11 per share), respectively, of write-downs of investments and $1.7 million ($0.01 per share) and $8.8 million ($0.08 per share) respectively, of restructuring costs.

Cash used by operations and capital expenditures, excluding restructuring and integration expenditures for the fiscal year ending December 31, 2003, was $39.9 million, compared to $118.5 million for the same period in 2002, a year over year reduction of 66 percent.

“Ballard’s strong performance in 2003, including a 31 percent increase in revenue and a 66 percent reduction in cash consumption, is the product of our streamlined organization, improved focus and the many dedicated employees of Ballard who worked so hard to meet the ambitious corporate goals we set,” said Dennis Campbell, Ballard’s President and Chief Executive Officer. “During the year, we achieved or partially achieved nine of our ten published goals. We established the foundation for our power generation business by introducing our Nexa® RM Series fuel cell generator for the uninterruptible power supply and telecommunications power markets, opened distribution and service channels, and expanded our customer base for the residential cogeneration market in Japan. On the transportation side, we are proud to be powering the largest fleet of fuel cell buses in the world today. We delivered all 30 of the Ballard® fuel cell bus engines for the European Fuel Cell Bus Project on time and on budget. In December, we delivered three additional fuel cell bus engines for Perth, Australia. We also began deliveries of our automotive fuel cell engine and powertrain to DaimlerChrysler and Ford to support their announced fleet demonstration plans.”

Mr. Campbell continued, “We believe that fuel cells are the automotive propulsion technology of the future and we are committed to remaining at the forefront of next-generation fuel cell technology development. To do this, we must ensure that we respond to the changes in the marketplace and the demands of our customers by optimizing the structure and operation of our Alliance. A significant development during the past year was the growing importance of internal combustion engine hybrid electric vehicles as a bridging technology to fuel cells. As a result, we are discussing strategic alternatives within the Alliance that could provide DaimlerChrysler and Ford with greater

For investor information, please contact: Michael Rosenberg t) 604.412.3195 f) 604.412.3100 investors@ballard.com	For media information, please contact: Debby Harris t) 604.412.4740 f) 604.412.3100 media@ballard.com	For product information, please contact: Marketing Department t) 604.453.3520 f) 604.412.3100 marketing@ballard.com	Ballard Power Systems Inc. 4343 North Fraser Way Burnaby, British Columbia Canada V5J 5J9 t) 604.454.0900 f) 604.412.4700 www.ballard.com involvement in the development of fuel cell systems and the integration of those systems into their vehicles.  Our discussions are focused on a broad range of possible actions, that include reviewing the roles and responsibilities of each of the Alliance partners, finalizing the development plan of the next generation light-duty fuel cell program and changes to our Alliance agreement to provide us with additional financial and operational flexibility. We are also developing a more flexible approach with key customers and prospects that might include the sale of fuel cell components and the licensing of our technology in the context of a long-term strategic relationship.”

Dave Smith, Ballard’s Chief Financial Officer said, “Ballard’s revenue of $119.6 million for 2003 was a record achievement and was at the high end of our guidance range. Our operating cash consumption of $39.9 million was below our guidance of $55 million to $65 million. The reduction in our cash consumption has been driven by diligently focusing on the management of our financial resources, lower working capital and capital expenditures, higher revenues and foreign exchange gains from the strong appreciation of the Canadian dollar and Euro against the U.S. dollar.”

Corporate Achievements

Ballard sets goals each year to measure its progress towards its corporate objectives. In 2003, Ballard achieved or partially achieved nine of its ten goals. The goals and related achievements are detailed below.

1. Achieve revenue and cash consumption targets.

Achieved. Ballard streamlined its organization and focused its resources on core programs. Ballard’s revenue for 2003 was $119.6 million, at the upper end of its revenue guidance range of $100 million to $120 million, and Ballard’s cash consumption was $39.9 million, an improvement over its guidance target range of $55 million to $65 million.

2. Supply fuel cell engines to DaimlerChrysler and Ford and fuel cells to Honda to support their initial customer fleet vehicle introductions.

Achieved. In 2003, Ballard supplied over 100 light and heavy-duty fuel cell engines and modules to its automotive customers to support their fleet vehicle introductions and internal development programs.

3. Supply fuel cells to an additional automotive original equipment manufacturer to support its initial customer fleet vehicle introduction.

Partially achieved. Ballard supplied fuel cells to Mitsubishi Motor Corporation and one additional automotive customer to further their fuel cell development programs. Mitsubishi has placed one Ballard powered vehicle into the Japanese Hydrogen and Fuel Cell Demonstration Program.

4. Deliver remaining heavy-duty fuel cell engines to DaimlerChrysler for the European Fuel Cell Bus Project.

Achieved. Thirty Mercedes-Benz Citaro buses, powered by Ballard® heavy-duty fuel cell engines, were delivered to the ten participating cities in the European Fuel Cell Bus Project. These fuel cell buses will carry passengers in daily service in each city during a two-year field trial program.

5. Complete a transaction for Ballard’s fuel processing business.

Partially achieved. Ballard was unable to conclude a transaction on acceptable terms and has phased out its internally funded fuel processing activities. We will continue to pursue opportunities to license our technology. With these actions, Ballard has remained consistent with its objectives of focusing development activities on core products and has significantly reduced its ongoing cash consumption while retaining access to fuel processing technology.

6. Deliver, for field testing by EBARA BALLARD, pre-commercial prototype combined heat and power 1 kW power plants.

Achieved. Pre-commercial prototype units were delivered by EBARA BALLARD for field testing in Japan. EBARA BALLARD was selected to advance to the next phase of development with both Tokyo Gas and Osaka Gas to commercialize a 1 kW combined heat and power stationary fuel cell generator for residential applications in Japan and has entered into a collaboration with Toho Gas for a similar application. Ballard is now working with the three largest natural gas companies in Japan, who together have a combined customer base of over 16 million households.

7. Introduce a commercial stationary fuel cell power generator.

Partially achieved. In August, Ballard introduced its Nexa® RM Series, a hydrogen fueled stationary fuel cell generator. The Nexa® RM Series is modular and is scalable in 1 kW increments to meet individual customer requirements. Ballard delivered Nexa® RM Series systems for telecommunications, utility and server room UPS field trials.

8. Support an original equipment manufacturer’s launch of a Nexa® power module-based product.

Achieved. Two original equipment manufacturers launched Nexa® power module-based products in 2003. EBARA BALLARD launched the FC Box, an 850 watt fuel cell power generator based on the Nexa® power module, for remote power applications in Japan. MGE UPS SYSTEMS INC., the world’s largest manufacturer of large power protection equipment, has integrated the Nexa® RM Series into its Evolution UPS product line, providing a strong alternative to meet the growing customer demand for long-duration backup for business critical functions.

9. Develop Ballard’s commercial internal combustion engine genset and power converter business by expanding the product line and distribution network.

Not achieved. Ballard discontinued its natural gas and hydrogen combustion engine genset business during 2003 due to the cost of resolving the system-related issues that became apparent during product validation testing, which reduced the competitive advantage of the genset. This decision will not impact the development of Ballard’s fuel cell product lines or commercialization plans.

Ballard has re-focussed its Ecostar™ Power Converter on the photovoltaic market, and expanded its presence in this market by beginning field trials at Arizona Public Services, Sandia National Laboratories and Spire Solar of Chicago. Ballard expects to begin commercial shipment of its 75 kW Ecostar™ Power Converter in the first half of 2004.

10. Demonstrate a next generation membrane electrode assembly that will enable a 50 percent cost reduction in the Nexa® power module for 2004 sales.

Achieved. Ballard has demonstrated multiple paths that will enable a 50 percent cost reduction in the next generation Nexa® power module, through the use of various membrane electrode assembly architectures.

“Ballard continues to demonstrate its leadership in the Proton Exchange Membrane fuel cell industry by delivering on our commitment to offer our customers fuel cell products that are innovative, reliable and practical,” said Mr. Campbell. “During 2003, we delivered more than 15.5 megawatts of fuel cell power capacity to our customers, we performed over 400,000 hours of in-house testing at Ballard operations worldwide and Ballard powered fuel cell vehicles logged several hundred thousand kilometers on the roads in Europe, Japan and North America. Our leadership is evidenced by a strong intellectual property portfolio, with 140 new patents issued in 2003. Our intellectual property portfolio now includes 1800 patents and patent applications covering almost 800 distinct inventions.”

In addition to Ballard’s achievement against its published goals, other significant accomplishments are discussed below.

Power Generation

Ballard has established a worldwide (excluding Japan), non-exclusive distribution and service relationship with MGE UPS SYSTEMS, for Ballard’s 1 kW AirGen™ fuel cell generators and its Nexa® RM Series systems. Ballard also appointed Mitsubishi Canada Limited (“MCL”) as a worldwide (excluding Japan) distributor for Ballard’s AirGen™ fuel cell generator. MCL is the Canadian subsidiary of Mitsubishi Corporation, one of the world’s largest general trading enterprises.

2003 marked the completion of Ballard’s 250 kW stationary fuel cell generator field trials. Through this program, Ballard gained valuable information on durability, reliability and lifetime and has integrated these learnings into its new product designs. The information learned in these field trials has also led to improvements in Ballard’s processes and procedures and increased Ballard’s knowledge of regulatory requirements. In power generation, Ballard is focusing on the 1 kW Nexa®

power module, Nexa® RM Series and AirGen™ fuel cell generator for high value power applications and on 1 kW combined heat and power stationary fuel cell generators for the Japanese residential cogeneration marketplace.

Transportation

2003 was a significant year in Ballard’s light and heavy-duty transportation fuel cell programs.

In addition to successfully completing all deliveries for the European Fuel Cell Bus Project, Ballard also shipped three 205 kW heavy-duty fuel cell engines to EvoBus at the end of 2003 for fuel cell buses that will be delivered to the public transportation authority in Perth, Western Australia. In 2004, Ballard will complete the delivery of three Ballard® heavy-duty fuel cell engines to Gillig for the Santa Clara Valley Transportation Authority.

During the year, Ballard’s Alliance partners, DaimlerChrysler and Ford, began detailing their previously announced fleet introduction plans of up to 60 vehicles each. Ford’s plans include the placement of a fleet of up to five Focus fuel cell vehicles in Vancouver, British Columbia, as part of a three-year field trial program. DaimlerChrysler delivered a Ballard® fuel cell powered Mercedes Benz F-Cell vehicle to United Parcel Service Inc. for daily operation in a courier fleet in Ann Arbor, Michigan, and will deliver a Ballard® fuel cell powered Sprinter van in 2004 for addition to its parcel delivery fleet. DaimlerChrysler also delivered an F-Cell vehicle to Tokyo Gas and will deliver one to Bridgestone in Japan in 2004. Further details on fleet deployments by Ballard’s partners will be provided in 2004.

Honda continues to place Ballard® fuel cell powered vehicles into its customers’ hands, with ten FCX vehicles on the road in California and six vehicles in Japan.

“By placing Ballard® powered fuel cell cars and buses into the hands of end-use customers for use in everyday applications, we are gaining an unparalleled wealth of experience that will help us achieve the commercial targets we have set for durability, reliability, cost and performance,” said Mr. Campbell.  “At the same time, these fleet demonstrations will stimulate public awareness and appreciation for the significant advantages of fuel cell propulsion. An additional benefit of these fleets is the opportunity to showcase the diversity of solutions available for the production and delivery of hydrogen as the fuel of the future. These innovative products are the clearest evidence yet that the fuel cell and hydrogen revolution has truly begun.”

2004 Outlook

Given the developmental nature of Ballard’s business and the rapidly changing technical and economic environment affecting the fuel cell industry, Ballard has concluded that it will not provide specific forward looking financial guidance. Ballard will continue to provide investors with perspective on its strategic initiatives and other factors critical to understanding its business and operating environment. Ballard will do this by continuing to provide qualitative, directional guidance along with annual goals that represent important milestones to achieve in the commercialization of its fuel cell technology.

Mr. Smith said, “Given the fact that we have completed a majority of the engineering development work on our current automotive fuel cell program and do not expect to begin seeing engineering service revenues from our next generation light-duty fuel cell program until after 2004, we are anticipating lower engineering service and total revenues in 2004 compared to 2003. This expectation, combined with our assumption that the significant foreign exchange gains we realized in 2003 will not be repeated, suggests that our overall cash consumption from operations for 2004 is likely to be higher than in 2003.”

In addition, Ballard has established the following goals for 2004:

Demonstrate Leadership in Fuel Cell Technology

1.               Demonstrate next generation fuel cell stack technology that combines freeze start capability with industry leading durability and low precious metal catalyst loading, without compromise to performance, power density or quality.

Extend Leadership in On-Road Operational Experience

2.               Achieve over one million km of on-road fuel cell vehicle experience in 2004.

Enhance World Class Fuel Cell Manufacturing Capability

3.               Extend Ballard’s fuel cell manufacturing leadership in the areas of process capability, productivity and capacity.

Penetrate the Power Generation Market

4.               Successfully commission the Nexa® RM Series with at least 15 end-use customers.

5.               Commence commercial sales of 30 kW and 75 kW Ecostar™ Power Converters for the photovoltaic market.

6.               Support limited commercial launch of the 1 kW combined heat and power stationary fuel cell generator in Japan.

Enhance Strategic Partnerships

7.               Optimize the structure of our Alliance with DaimlerChrysler and Ford to allow greater operational and financial flexibility and to accelerate technology development.

8.               Secure a strategic relationship with a non-Alliance automotive customer.

 “Setting these goals is an important part of ensuring that we continue to execute on our strategic plan,” said Mr. Campbell. “Every step we take towards fulfilling our corporate objectives helps us advance our technology and brings us closer to achieving our vision of Power to Change the World®.”

Ballard will hold a conference call at 7:00 a.m. Pacific Time (10:00 a.m. Eastern Time) on February 17, 2004 to discuss the results for the fourth quarter and year ending December 31, 2003. Access to the call may be obtained by calling the operator at 416.640.1907 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 416.640.1917. The confirmation number to access the playback is 21029586#. The audio web cast can be accessed on Ballard’s web site at www.ballard.com and will be archived for replay for two weeks.

This release contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  When used in this release, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative of these words or such other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Ballard with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements.

Financial Review

This financial review covers our consolidated financial results for the year ended December 31, 2003.  Unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries. All amounts are expressed in U.S. dollars unless otherwise noted.

OVERVIEW

(Expressed in thousands of U.S. dollars, except per share amounts)	Three Months Ended December 31		Years Ended December 31
Unaudited	2003	2002	2003	2002
		restated(1)		restated(1)
Revenues	$29,153	$29,292	$119,566	$90,937
Net loss for period	$(38,829)	$(35,520)	$(125,092)	$(148,417)
Loss per share	$(0.33)	$(0.34)	$(1.07)	$(1.41)
Total assets	$834,835	$918,624	$834,835	$918,624

(1) See “New Accounting Pronouncements Adopted”

Three Months Ended December 31, 2003 and 2002:

Our net loss for the quarter ended December 31, 2003 was $38.8 million or ($0.33) per common share, a $3.3 million or 9% increase from 2002. The higher loss for 2003 primarily results from $9.5 million of lower minority interest, a $5.3 million write-down of investments, $2.9 million less in engineering service revenues and a gain of $2.4 million during 2002 for license and royalty income representing the gain on conversion of a prepaid license fee to an unassociated company into a secured three-year debenture. This was partly offset by a $9.3 million decline in business integration and restructuring costs, and a $7.7 million improvement in product gross margins. The improvement in gross margin for the three months ended December 31, 2003 as compared to the same period in 2002 was primarily due to a $6.4 million provision in the 2002 period related to estimated warranty liabilities from firm orders received to supply bus engines for European field trials.

Annual Results

Our revenues for the year ended December 31, 2003 were $119.6 million compared to $90.9 million for the same period in 2002. This includes a $23.8 million or 43% increase in product revenues and a $4.8 million or 14% increase in engineering service and other revenue.

Cash used by operations and capital expenditures for the year ended December 31, 2003, excluding business integration and restructuring expenditures of $8.6 million, was $39.9 million compared to $118.5 million for 2002. The decrease is primarily due to the lower losses (excluding non-cash items) described below, lower working capital requirements and reduced capital expenditures.

Our net loss for the year ended December 31, 2003 was $125.1 million, or ($1.07) per share, compared with a net loss of $148.4 million, or ($1.41) per share, during the same period in 2002. The lower loss for 2003 primarily results from foreign exchange gains, reduced operating expenses, lower business integration and restructuring costs and higher engineering service revenue, partly offset by write-downs of investments, lower minority interest share of losses in subsidiaries, and the effect of the early adoption of new accounting principles requiring the expensing of stock options. The lower operating expenses during 2003 were achieved primarily through the wind-down and deferral of certain development programs announced in 2002, and cost reduction initiatives resulting from business integration and restructuring activities.

SIGNIFICANT DEVELOPMENTS

Due to a prolonged deterioration in the fair value of our investment in QuestAir Technologies Inc. (“QuestAir”), effective December 31, 2003, we wrote down our investment in QuestAir to $6.4 million by taking a $5.3 million charge to earnings. During 2000, we entered into a joint development agreement with QuestAir that included our acquiring a 10% interest in the company, on a fully diluted basis, in exchange for $10.5 million in cash. In March 2001, we made an additional cash investment in QuestAir of $1.3 million. After dilution, our current interest in QuestAir is approximately 8.2%.

In June 2003, we completed the acquisition of Coleman Powermate Inc.’s AirGen™ fuel cell generator net assets for $1.6 million in cash. The AirGen™ was launched in December 2002 for industrial use as an emergency backup power system utilizing our Nexa® fuel cell power module.

Based on our review in the second quarter of 2003 of MicroCoating Technologies, Inc.’s (“MCT”) financial condition and uncertainty concerning its ability to raise sufficient funding to continue operations, we determined that a permanent impairment in the value of our investment in MCT of $7.3 million had occurred and wrote off our entire investment. In May 2001, we acquired approximately 3% of the equity of MCT as part of a collaboration, license and supply agreement for a possible next generation catalyst application technology. We retain a non-exclusive license for MCT’s technology.

In May 2003, we completed the acquisition of FirstEnergy Corp.’s (“FirstEnergy”) interest in our stationary power subsidiary, Ballard Generation Systems Inc. (“BGS”), through the issuance of 1,366,063 of our common shares valued at $30.4 million. With the completion of this transaction, we now own 100% of BGS. FirstEnergy was a founding partner with us when BGS was created in 1996.

During the first quarter of 2003, we decided to phase out our internally funded fuel processing activities.  The impact on operating expenses and business integration and restructuring expenses from the phase out of our fuel processing activities was not material. We are assessing and rationalizing our fuel processing intellectual property portfolio with a goal of maintaining only intellectual property that has strategic value.  Going forward, we will continue our collaborations with several gas companies in Japan through EBARA BALLARD Corporation (“EBARA BALLARD”) for the development of natural gas fuel processors for our 1 kW combined heat and power stationary fuel cell generators.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements.  We have identified our policies for revenue recognition, warranty provision, inventory provision, investments, intangible assets and goodwill as critical to our business operations and an understanding of our results of operations.  These policies are discussed in detail in the “Management’s Discussion & Analysis” section of our 2002 Annual Report. The application of these and other accounting policies are described in note 1 to the 2002 annual consolidated financial statements.  The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reported period.  There can be no assurance that actual results will not differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED

In 2003, we elected to early-adopt Section 3110 Asset Retirement Obligations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook.  Legal obligations to retire tangible long-lived assets are recorded at their fair value at the time of acquisition with a corresponding increase in asset value.  These include assets leased under operating leases.  The liability is accreted over the life of the asset to face value. The change in accounting policy has been applied retroactively.  As a result, comparative periods have been restated and at December 31, 2002, property, plant and equipment increased $0.8 million and long-term liabilities increased $1.5 million.  As a result of the adoption of Section 3110, our net loss for the year ended December 31, 2003 increased by $0.2 million and by $0.7 million and $0.1 million in the years ending December 31, 2002 and 2001, respectively.

During the year ended December 31, 2003, we also early adopted, on a prospective basis, the fair-value based method for recording employee and director stock option grants.  Under Canadian GAAP, the fair-value based method of accounting for stock-based compensation will be required for all companies commencing January 1, 2004. The expensing of stock options resulted in an increase in the net loss for the year ended December 31, 2003 of $2.7 million or ($0.02) per share.

Beginning in December 2003, we adopted guidance contained in EIC-142 of the CICA Handbook, Revenue Arrangements with Multiple Deliverables. For contracts with multiple deliverables, we allocate revenue to each element of the contract based on objective evidence of the fair value of the element. EIC-142 is effective for financial periods commencing December 17, 2003.

RESULTS OF OPERATIONS

Revenues for the year ended December 31, 2003 were $119.6 million, a $28.6 million or 31% increase from 2002. Higher product revenues from the Transportation market segment were the primary drivers for the increased revenues in 2003.

The following table provides a breakdown of our revenues for the reported periods:

	Years Ended December 31
	2003			2002
(Expressed in thousands of U.S. dollars)	Product	Engineering Service and Other	Total	Product	Engineering Service and Other	Total
Transportation	$63,078	$39,738	$102,816	$39,484	$34,955	$74,439
Power Generation	3,406	—	3,406	2,439	—	2,439
Material Products	13,344	—	13,344	14,059	—	14,059
	$79,828	$39,738	$119,566	$55,982	$34,955	$90,937

Higher shipments of light-duty fuel cell modules and the delivery of the final heavy-duty bus engines and related product services for the European Fuel Cell Bus Project and three heavy-duty bus engines for the city of Perth, Western Australia announced in December were the primary reasons for the increase in Transportation product revenues for the year ended December 31, 2003.  Higher engineering service revenue and light and heavy-duty service revenues were also key contributors to the increase. We will continue to earn related product and service revenue during the two-year field trial periods of the bus projects.

Engineering service revenue primarily reflects the achievement of predefined light-duty fuel cell program development milestones for our customers, the related costs of which are included in research and development expenses. The changes in engineering service revenue as compared to the same periods in 2002 reflect the timing of milestone achievements under this program. The development phase of the current generation light-duty fuel cell engine program is nearing completion and we expect engineering service revenues from this program to decline in 2004.

Power Generation revenues for 2003 increased by $1.0 million or 40% over the same period in 2002 due to shipments of our 1 kW combined heat and power stationary fuel cell generators for the Japanese residential market and from sales of our EcostarTM Power Converter.

Material Products revenues for the year ended December 31, 2003 decreased by $0.7 million or 5% as compared to the comparative period in 2002 due to lower customer automotive vehicle sales and a slight decline in sales of fuel cell related and other products.

Cost of product revenues for the year ended December 31, 2003 were $76.1 million, an increase of $8.9 million or 13% from 2002. The higher cost of product revenues primarily reflects the increase in revenues discussed above. Partly offsetting the increase in the cost of product revenues were:

•                  Reductions in our accrued warranty provisions required for our 250 kW stationary generator field trial program, which was completed in 2003;

•                  Reductions in warranty provisions related to heavy-duty bus engines due to improved lifetime expectancy, cost savings related to lower spare module requirements, improved logistics associated with field support, and lower production costs;

•                  Reversals of accrued warranty liabilities due to contractual expirations and cost reductions for our light-duty fuel cell modules; and

•                  Heavy-duty warranty provisions recorded in 2002 on firm orders to supply bus engines for European field trials.

Research and product development expenses for the year ended December 31, 2003 were $103.9 million, a decrease of $10.2 million or 9% as compared to 2002. The decrease was achieved through cost reduction initiatives and restructuring activities, the wind-down of our 250 kW stationary generator field trial program, our heavy-duty bus development program and our fuel processing activities, and the deferral of certain programs, such as the 10 kW and 60 kW stationary fuel cell power generator programs.  These decreases were partly offset by the effect of the strengthening Canadian dollar and Euro, relative to the U.S. dollar, on expenditures denominated in those currencies and the expensing of stock options resulting from the early adoption of the fair-value based method of accounting for stock-based compensation in 2003 (as described above).

Included in research and product development expenses for the year ended December 31, 2003 were costs of $28.6 million related to our achievement of predefined program milestones for our customers for which we earned engineering service revenue. This compares to engineering service related expenditures of $27.4 million for 2002.

General and administrative expenses for the year ended December 31, 2003 were $17.7 million, a decrease of $4.9 million or 22% from 2002. The decrease reflects the benefit of cost reduction initiatives and restructuring activities to simplify and streamline the organization that were implemented in 2002. This was partly offset by the effect of the strengthening Canadian dollar and Euro, relative to the U.S. dollar, on expenditures denominated in those currencies, and the expensing of stock options resulting from the early adoption of the fair-value based method of accounting for stock-based compensation in 2003.

Marketing expenses for the year ended December 31, 2003 were $9.5 million, in line with marketing expenses in 2002. Decreases in marketing expenses as a result of cost reduction initiatives were more than offset by the effect of the strengthening Canadian dollar and Euro, relative to the U.S. dollar, on expenditures denominated in those currencies, and the expensing of stock options resulting from the early adoption of the fair-value based method of accounting for stock-based compensation in 2003.

Depreciation and amortization was $46.4 million for the year ended December 31, 2003, an increase of $1.9 million or 4% as compared to the same period in 2002. The increase reflects the amortization of intangible assets associated with our acquisition of the interests of ALSTOM Canada Inc. (“ALSTOM”) and FirstEnergy in our subsidiary, BGS, in December 2002 and May 2003, respectively, partly offset by lower depreciation from the write-down of property, plant and equipment associated with facility consolidations during 2002.

Investment and other income was $28.6 million for the year ended December 31, 2003, an increase of $12.3 million or 76% from the corresponding period in 2002.

The following table provides a breakdown of our investment and other income and foreign exchange gains for the reported periods:

	Year Ended Dec 31
(Expressed in thousands of U.S. dollars)	2003	2002
Investment and other income	$9,380	$10,450
Foreign exchange gain	19,191	5,777
	$28,571	$16,227

Year-over-year decreases in investment and other income in 2003 were primarily due to lower interest rates and lower average cash balances.

Year-over-year increases in foreign exchange gains for 2003 are primarily attributable to the effect of the changes in the value of the Euro and the Canadian dollar, relative to the U.S. dollar, on our

Euro and Canadian dollar net monetary assets over the respective periods.  While most of our revenue contracts are in U.S. dollars, our local expenditures in Canada and Germany are subject to the effect of exchange rate movements.  We hold Canadian and Euro denominated cash and short-term investments to reduce the foreign currency risk inherent in expenditures in these currencies.

Write-down of investments was $12.7 million for the year ended December 31, 2003 and represents write-downs in the carrying values of our investments in MCT and QuestAir, as discussed above.

Equity in loss of associated companies for the year ended December 31, 2003 was $2.1 million, in line with the loss for 2002.

Minority interest for the year ended December 31, 2003 was $4.6 million, a decrease of $26.4 million or 85% from the corresponding period in 2002. The decrease is due to lower losses of our subsidiaries Ballard Power Systems AG (“BPSAG”) and BGS due to restructuring activities and because we ceased recording the minority’s share of the losses in these companies during 2003.  With our acquisition of FirstEnergy’s interest in BGS in May 2003, we now own 100% of BGS.  As well, during the second quarter of 2003, the minority interest’s share of losses in BPSAG exceeded its investment in this company, and we now recognize 100% of the losses of BPSAG in our financial statements.

Business integration and restructuring costs for the year ended December 31, 2003 were $8.8 million compared to $27.5 million in 2002. These costs represent severance and other compensation payments, facility closure costs, asset write-downs and other expenditures associated with restructuring and integration activities. The 2003 costs were down significantly from 2002 due to the timing of when the expenses were incurred.

License and royalty income was nil for the year ended December 31, 2003 and $2.4 million in 2002. The license income in 2002 represents the conversion of a $2.4 million prepaid license fee to an unassociated company into a secured three-year debenture, which resulted in the reversal of the previously expensed license fee.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash, cash equivalents and short-term investments were $327.1 million as at December 31, 2003, a decrease of $49.8 million from the end of 2002. The decrease was primarily driven by net losses (excluding non-cash items) of $52.4 million and capital expenditures of $5.7 million, partly offset by lower non-cash working capital requirements of $9.7 million.

Cash used by operations for the year ended December 31, 2003, was $42.8 million compared to $127.0 million in 2002. The lower cash requirements for operations during 2003 were driven by reduced cash losses, lower capital expenditures and lower non-cash working capital requirements.

For the year ended December 31, 2003, working capital requirements resulted in cash inflows of $9.7 million compared to cash outflows of $16.5 million in 2002. Working capital requirements for the year were driven primarily by improved collection of accounts receivable and an increase in accrued warranty liabilities resulting from shipments of light and heavy-duty fuel cell modules and the effect of the stronger Euro and Canadian dollar, relative to the U.S. dollar, on warranty liabilities denominated in those currencies. The increase in accrued warranty liabilities was partly offset by a reduction in the warranty provision required for light-duty fuel cell modules and heavy-duty bus engines due to improved lifetime expectancy, cost savings related to lower spare module requirements, improved logistics associated with field support and lower production costs. Working capital was negatively affected by lower accounts payable and accrued liabilities reflecting reduced expenses and the net payment of business integration and restructuring costs. Included in cash used by operations were payments for business integration and restructuring costs of $8.6 million and $28.9 million for the years ended December 31, 2003 and 2002, respectively.

Investing activities resulted in cash inflows of $82.1 million for the year ended December 31, 2003. This was driven primarily by a $90.6 million decrease in short-term investments as a result of relatively flat U.S. and Canadian yield curves which provided no incentive to invest in longer term instruments. This was partly offset by capital spending of $5.7 million, investments of $1.6 million in EBARA BALLARD and $0.4 million in Chrysalix Energy Limited Partnership, and the acquisition of other businesses of $1.9 million. The acquisition of other businesses consists of $1.7 million related to the acquisition of Coleman Powermate, Inc.’s AirGen™ fuel cell generator net assets and $0.2 million of acquisition costs related to the purchase of FirstEnergy’s interest in BGS. Capital spending was primarily for manufacturing equipment and lab and test equipment.

Financing activities resulted in cash inflows of $1.5 million for the year ended December 31, 2003, which was primarily net proceeds from the issuance of share capital resulting from the exercise of employee stock options.

As at February 5, 2004, we had 118,187,877 common shares, one Class A share and one Class B share issued and outstanding.  Also at that date, we had outstanding stock options to purchase 7,159,515 of our common shares.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31, 2003, we had cash, cash equivalents and short-term investments totaling $327.1 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for PEM fuel cell products, carbon fiber products, power electronics and electric drive systems, the purchase of equipment for our manufacturing and testing facilities, the further development of high-volume manufacturing processes and business systems, and the development of our product distribution and service capabilities. Our actual funding requirements will vary depending on a variety of factors, including the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales, our working capital requirements, foreign exchange fluctuations and the results of our development and demonstration programs. In addition to our cash resources, we expect our funding requirements to be met through product and engineering service revenues as well as through the existing equity commitments of our Alliance partners.

Cash requirements for ongoing operations and capital expenditures in 2003 were $39.9 million.  The improvement from our revised guidance of $55 million to $65 million reflects foreign exchange gains from the significant appreciation of the Canadian dollar and Euro against the U.S. dollar, lower working capital requirements, and higher engineering service and other revenues. Our cash restructuring costs were $8.6 million, slightly lower than our guidance of $9.0 million.

Our revenue for 2003 was $119.6 million compared to our revised guidance of between $100 million and $120 million. Higher product revenues and the timing of engineering service and other revenues from the transportation market drove our revenue performance.

In December 2003, we completed an agreement with DaimlerChrysler and Ford that requires them, at our request, to make an equity investment in Ballard of a total of Cdn. $55 million, comprising Cdn. $30 million by DaimlerChrysler and Cdn. $25 million by Ford. This agreement formalizes an earlier agreement in principle entered into at the time of our equity offering in December 2002 which waived the requirement of DaimlerChrysler and Ford to participate in the offering.

As previously disclosed, DaimlerChrysler and Ford have also agreed in principle to fund up to $97 million of the cost of our next generation light-duty fuel cell program.  We continue to work with DaimlerChrysler and Ford to determine the scope, milestones, deliverables and timing of this program, and expect to complete an agreement in 2004. Several alternative paths are being explored and the original scope and timing could be affected.  As a result, the exact amount of funding may be higher or lower, depending on the ultimate scope of the program and the outcome of our ongoing discussions with our Alliance partners, as described below.

A significant development during the past year was the growing importance of internal combustion engine hybrid electric vehicles as a bridging technology to fuel cells. As a result, we are discussing strategic alternatives within the Alliance that could provide DaimlerChrysler and Ford  with greater involvement in the development of fuel cell systems and the integration of those systems into their vehicles.  Our discussions are focused on a broad range of possible actions, that include reviewing the roles and responsibilities of each of the Alliance partners, finalizing the development plan of the next generation light-duty fuel cell program and changes to our Alliance agreement to provide us with additional financial and operational flexibility.  We are also developing a more flexible approach with key customers and prospects that might include the sale of fuel cell components and the licensing of our technology in the context of a long-term strategic relationship.

Given the developmental nature of our business and the rapidly changing technical and economic environment affecting the fuel cell industry, we have concluded that we will not provide specific forward looking financial guidance. We will continue to provide investors with perspective on our strategic initiatives and other factors critical to understanding our business and operating environment. We will do this by continuing to provide qualitative, directional guidance along with annual goals that represent important milestones to achieve in the commercialization of our fuel cell technology.

As we have completed a majority of the engineering development work on our current automotive fuel cell program and as engineering service revenues for the next generation light-duty fuel cell program are not expected until after 2004, we expect engineering service and total revenue to be lower in 2004 compared to 2003. With lower engineering service revenues and an expectation that the significant foreign exchange gains realized in 2003 will not be repeated, our overall cash consumption from operations in 2004 is expected to be higher than in 2003.

We believe that our cash, cash equivalents and short-term investments together with funding commitments from our Alliance partners are sufficient to meet planned growth and development activities for at least the next several years.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

December 31

Unaudited

	2003	2002
		restated(1)
Assets

Current assets:
Cash and cash equivalents	$278,099	$237,233
Short-term investments	49,013	139,637
Accounts receivable	22,648	28,123
Inventories	26,284	26,134
Prepaid expenses and other current assets	2,420	2,219
	378,464	$433,346

Property, plant and equipment	85,685	98,720
Intangible assets	133,362	156,024
Goodwill	220,308	200,639
Investments	13,841	26,546
Other long-term assets	3,175	3,349
	$834,835	$918,624

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$42,946	$46,749
Deferred revenue	3,890	4,492
Accrued warranty liabilities	32,936	25,637
	79,772	76,878

Long-term liabilities	13,360	12,894
Minority interest	—	4,726
	93,132	94,498
Shareholders’ equity:
Share capital	1,227,079	1,187,127
Contributed surplus	2,717	—
Accumulated deficit	(487,857)	(362,765)
Cumulative translation adjustment	(236)	(236)
	741,703	824,126
	$834,835	$918,624

(1)  See “New Accounting Pronouncements Adopted”

Consolidated Statements of Operations and Accumulated Deficit

(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

Unaudited

	Three months ended December 31		Year ended December 31
	2003	2002	2003	2002	2001
		restated(1)		restated(1)	restated(1)

Revenues:
Product revenues	$22,035	$19,280	$79,828	$55,982	$32,050
Engineering service and other revenue	7,118	10,012	39,738	34,955	4,154
Total revenues	29,153	29,292	119,566	90,937	36,204

Cost of revenues and expenses:
Cost of product revenues	19,781	24,730	76,063	67,114	33,415
Research and product development	26,269	26,836	103,863	114,022	77,197
General and administrative	5,231	4,636	17,711	22,613	14,005
Marketing	2,292	2,379	9,454	9,407	3,391
Depreciation and amortization	11,661	10,323	46,408	44,486	11,163
Capital taxes	—	54	—	244	444
Total cost of revenues and expenses	65,234	68,958	253,499	257,886	139,615

Loss before undernoted	(36,081)	(39,666)	(133,933)	(166,949)	(103,411)
Investment and other income	5,148	3,861	28,571	16,227	24,479
Write-down of investments	(5,319)	—	(12,654)	—	—
Equity in loss of associated companies	(640)	(714)	(2,067)	(2,298)	(23,541)
Minority interest	—	9,526	4,578	30,944	8,002
Business integration and restructuring costs	(1,710)	(11,055)	(8,838)	(27,532)	(3,700)
Gain on issuance of shares by subsidiary	—	—	—	—	997
License and royalty income (fees)	—	2,383	—	2,383	1,797

Loss before income taxes	(38,602)	(35,665)	(124,343)	(147,225)	(95,377)
Income taxes	227	(145)	749	1,192	858
Net loss for period	(38,829)	(35,520)	(125,092)	(148,417)	(96,235)
Accumulated deficit, beginning of period	(449,028)	(327,245)	(362,765)	(214,348)	(118,113)

Accumulated deficit, end of period	$(487,857)	$(362,765)	$(487,857)	$(362,765)	$(214,348)
Basic and diluted loss per share	$(0.33)	$(0.34)	$(1.07)	$(1.41)	$(1.05)

Weighted average number of common shares outstanding	118,185,642	105,882,270	117,438,962	105,386,420	91,382,814

(1)  See “New Accounting Pronouncements Adopted”

Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

Years ended December 31

Unaudited

	2003	2002	2001
		restated(1)	restated(1)
Cash provided by (used for):

Operating activities:
Net loss for period	$(125,092)	$(148,417)	$(96,235)
Items not affecting cash:
Gain on issuance of shares by subsidiary	—	—	(997)
License and royalty income	—	(2,383)	(1,797)
Compensatory shares	7,837	6,881	—
Depreciation and amortization	54,421	50,689	14,662
Loss on sale and write-downs of property, plant and equipment	620	11,658	—
Write-down of investments	12,654	—	—
Equity in loss of associated companies	2,067	2,298	23,541
Minority interest	(4,578)	(30,944)	(8,002)
Other	(375)	(334)	(144)
	(52,446)	(110,552)	(68,972)
Changes in non-cash working capital:
Accounts receivable	5,475	(10,811)	10,787
Inventories	833	1,912	(3,884)
Prepaid expenses and other current assets	(201)	(1,346)	160
Accounts payable and accrued liabilities	(3,124)	(16,615)	5,714
Deferred revenue	(602)	2,548	1,122
Accrued warranty liabilities	7,299	7,819	235
	9,680	(16,493)	14,134
Cash used by operations	(42,766)	(127,045)	(54,838)
Investing activities:
Net decrease in short-term investments	90,624	140,838	21,512
Additions to property, plant and equipment	(5,714)	(20,340)	(18,329)
Additions to intangible assets	(557)	—	—
Proceeds on sale of manufacturing rights	—	—	3,362
Proceeds on sale of property, plant and equipment	418	1,085	722
Proceeds on sale of intangible assets	479	—	—
Investments	(2,016)	(2,603)	(14,444)
Acquisition of other businesses	(1,879)	(343)	(27,714)
Other long-term assets	(53)	243	(142)
Long-term liabilities	846	3,462	(60)
	82,148	122,342	(35,093)
Financing activities:
Net proceeds on issuance of share capital	1,519	101,239	47,331
Proceeds on issuance of shares by subsidiary	—	—	2,352
Other	(35)	(77)	(77)
	1,484	101,162	49,606
Foreign exchange loss on cash and cash equivalents denominated in foreign currency	—	—	(195)
Increase (decrease) in cash and cash equivalents	40,866	96,459	(40,520)
Cash and cash equivalents, beginning of year	237,233	140,774	181,294
Cash and cash equivalents, end of year	$278,099	$237,233	$140,774

(1)  See “New Accounting Pronouncements Adopted”

SEGMENTED FINANCIAL INFORMATION

Ballard develops, manufactures and markets complete PEM fuel cell engines, PEM fuel cell components and electric drive systems for the Transportation market segment.  Ballard develops, manufactures and markets a variety of fuel cell and other power generation products ranging from portable and stationary fuel cell power products to power electronics for the Power Generation market segment.  Ballard’s Material Products segment develops, manufactures and markets carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion electrode materials for the PEM fuel cell industry.

Unaudited (Expressed in thousands of U.S. dollars)	Year ended December 31
	2003	2002
		restated(1)
Revenues from external customers
Power Generation	$3,406	$2,439
Transportation	102,816	74,439
Material Products	13,344	14,059
	$119,566	$90,937
Segment gain (loss) for period(2)
Power Generation	$(14,962)	$(18,197)
Transportation	(3,727)	(29,090)
Material Products	(862)	1,171
Total	(19,551)	(46,116)
Corporate amounts
Research and product development	(40,809)	(44,083)
General and administrative	(17,711)	(22,613)
Marketing	(9,454)	(9,407)
Depreciation and amortization	(46,408)	(44,486)
Investment and other income	28,571	16,227
Writedown of investments	(12,654)	—
Equity in loss of associated companies	(2,067)	(2,298)
Minority interest	4,578	30,944
Business integration and restructuring costs	(8,838)	(27,532)
License and royalty income (fees)	—	2,383
Other	—	(244)
Loss before income taxes	$(124,343)	$(147,225)

(1)  See “New Accounting Pronouncements Adopted”

(2)  Research and product development costs directly related to segments are included in segment gain (loss) for the period.

Ballard Power Systems is recognized as the world leader in developing, manufacturing and marketing zero-emission proton exchange membrane fuel cells. Ballard is commercializing fuel cell engines for transportation applications and fuel cell systems for portable and stationary products. Ballard is also commercializing electric drives for fuel cell and other electric vehicles and power conversion products, and is a Tier 1 automotive supplier of friction materials for power train components. Ballard’s proprietary technology is enabling automobile, bus, electrical equipment, portable power and stationary product manufacturers to develop environmentally clean products for sale. Ballard is partnering with strong, world-leading companies, including DaimlerChrysler, Ford, EBARA, ALSTOM and FirstEnergy, to commercialize Ballard® fuel cells. Ballard has supplied fuel cells to Honda, MGE UPS SYSTEMS, Mitsubishi, Nissan, and Volkswagen, among others.

Ballard, the Ballard logo, Nexa and Power to Change the World are registered trademarks of Ballard Power Systems Inc. AirGen is a trademark of Ballard Power Systems Inc.